UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-11772
                             CUSIP Number 67019L101

             (Check one): | | Form 10-KSB | | Form 20-F | |Form 11-K
                          |X| Form 10-QSB | | Form 10-D
                          | | Form N-SAR | | Form N-CSR
                         For Period Ended: June 30, 2006

                      | | Transition Report on Form 10-KSB
                       | | Transition Report on Form 20-F
                       | | Transition Report on Form 11-K
                    | | Transition Report on Form Form 10-QSB
                       | | Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                          PART I REGISTRANT INFORMATION

SPO MEDICAL INC.
 Full Name of Registrant

21860 BURBANK BLVD., NORTH BUILDING, SUITE 380
 Address of Principal Executive Office

WOODLAND HILLS, CALIFORNIA 91367
 City, State and Zip Code

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Forms 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                               PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006 could not be filed by the prescribed due date of August 14, 2006 because the registrant had not yet finalized its financial statements for the quarter and the review of registrant's financial statements for the quarter is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject Quarterly Report on Form 10-QSB will be filed on or before August 21, 2006.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

MICHAEL BRAUNOLD, CEO (818) 888-4380

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s). Yes |X|     No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |X|        No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Effective April 21, 2005, the registrant acquired (the "Acquisition Transaction") 100% of the outstanding capital stock of SPO Medical Equipment Ltd., a company incorporated under the laws of the State of Israel ("SPO Ltd."), pursuant to a Capital Stock Exchange Agreement dated as of February 28, 2005 between the registrant, SPO Ltd. and the shareholders of SPO Ltd., as amended and restated on April 21, 2005 (the "Exchange Agreement"). In exchange for the outstanding capital stock of SPO Ltd., the registrant issued to the former shareholders of SPO Ltd. shares of the registrant's common stock, par value $0.01 per share ("Common Stock"), representing approximately 90% of the registrant's Common Stock then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, SPO Ltd. became a wholly owned subsidiary of the Company. The registrant's acquisition of SPO Ltd was accounted for as a reverse merger. As the former shareholders of SPO Ltd. held the largest ownership interest in the registrant following the Acquisition Transaction, SPO Ltd was determined to be the "accounting acquirer" following such acquisition. As a result, the historical financial statements of the registrant were replaced with the historical financial statements of the SPO Ltd. for the periods preceding the Acquisition Transaction.

For the six and three months ended June 30, 2006, the registrant currently estimates that it had revenues of $1,591,000 and $890,000, respectively, and a net loss of $1,706,000 and $585,000, respectively. For the six and three months ended June 30, 2005, the registrant had revenues of approximately $742,000 and $368,000, respectively, and a net loss of approximately $772,000 and $581,000, respectively. Results for the 2006 periods remain subject to further adjustment and actual results may differ from the foregoing estimates.

This increase in revenues is primarily attributable to increased sales of the registrant's PulseOX 5500 product.

                                SPO MEDICAL INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                Date: August 14, 2006                  By: /s/ Michael Braunold
                                                        --------------------
                                                        Michael Braunold
                                                        Chief Executive Officer